

February 20, 2014

<u>Via E-mail</u>
Joel Thomas
Chief Financial Officer
Alliance One International, Inc.
8001 Aerial Center Parkway
Morrisville, NC 27560-8417

> **Re: Alliance One International, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2013**
> **Filed June 17, 2013**
> **File No. 1-13684**

Dear Mr. Thomas:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   You state on page 7 of the 10-K that for the year ended March 31, 2013, each of Japan Tobacco Inc. ("Japan Tobacco") and Imperial Tobacco Group PLC ("Imperial Tobacco"), including their respective affiliates, accounted for more than 10% of your revenues from continuing operations. Japan Tobacco's annual report for the year ended March 31, 2013 indicates that Japan Tobacco has engaged in activities involving Sudan and Syria. The websites of Japan Tobacco and Imperial Tobacco or their affiliates indicate, and news reports confirm, that those entities have engaged in activities involving Cuba, Sudan or Syria. Additionally, on pages 4, 5, 8, 33, 42 and 75 of the 10-K, you discuss your activities in Africa, a region that includes Sudan.

Cuba, Sudan and Syria are designated by the Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Your response should describe any services, products, information or technology you have provided to Cuba, Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by their governments.

2. Please discuss the materiality of any contacts with Cuba, Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Sudan and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        Will O'Quinn
        Alliance One International, Inc.